Exhibit 99.1

Waterdrop Inc. Announces Third Quarter 2022 Unaudited Financial Results

BEIJING, Dec. 6, 2022 /PRNewswire/ - Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Financial and Operational Highlights for the Third Quarter of 2022

•

Healthy and solid revenue growth: For the third quarter of 2022, the first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace amounted to RMB1,785.3 million (US$251.0 million), an increase of 8.4% quarter over quarter. Our net operating revenue was RMB772.2 million (US$108.6 million), representing an increase of 10.1% quarter over quarter, extending our growth momentum as we made further progress on reforming our business strategy.

•

Effective cost control and sustained profitability: For the third quarter of 2022, our sales and marketing expenses decreased by 82.4%, and total operating costs and expenses decreased by 50.5% year over year. Our net profit reached RMB169.6 million (US$23.8million), continuing the trend in profitability since the beginning of 2022. Our solid financial performance highlights our achievements in cost control and profit enhancement.

•

Positive cash flow: As of September 30, 2022, our cash and cash equivalents and short-term investments balance increased by RMB300.5 million from the end of the second quarter of 2022 to RMB3,588.6 million (US$504.5 million), as we continued to generate positive operating cash flow, partially offset by the investing and financing cash outflow.

•

Further expanded product offerings: As of September 30, 2022, we offered 536 insurance products on our platform, as compared with 454 as of June 30, 2022. In the third quarter of 2022, the FYP generated from critical illness insurance products increased by 7.8% quarter over quarter and accounted for 28.6% of overall FYP.

•	As of September 30, 2022, around 420 million people cumulatively had donated an aggregate of approximately RMB55.4 billion to over 2.69 million patients through Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We delivered another quarter of solid financial performance with revenue increasing by 10.1% sequentially despite the COVID-19 resurgence and soft macroeconomic environment. In addition, our net profit reached RMB169.6 million in the third quarter, which once again demonstrated our ability to maintain our consistent momentum toward achieving the profitability goal we set for the full year.

For our insurance business, we continually launched customized critical illness insurance products waiving health declarations, enriching our product offering to the next level. During the quarter, we enhanced our take rates and sustained our repurchase and renewal rates at high levels. By leveraging the competitive advantages born out of our unique integrated business model, and by maintaining high-frequency engagements with our users at all levels through various channels, we have been able to proactively align our insurance business directions and operational strategies with what users really need. Take one of our customized critical illness products as an example: the product was designed for the children, offering additional medical service benefits for leukemia. It has filled the gap in the insurance coverage for the pediatric group and provided them with more comprehensive protection. Meanwhile, to further meet the needs of younger users, we provided more cost-effective products for this group, and consequently, the premiums contributed from users under 40 increased by 20% quarter over quarter.

For the medical crowdfunding business, our Operational Transparency Committee continued to enhance operational controls related to authenticity and transparency, and launched several new initiatives to increase the transparency of fund flows for each donation. Thanks to our effective measures, there has been no malicious fundraising activities on our platform for several consecutive months.

In the third quarter, our E-find Patient Platform sustained its growth momentum, recruiting more than 900 patients for clinical trials and bringing the total number of clinical trial programs to over 400. In particular, our E-find Patient Platform has established collaborations with a number of leading partners, which has allowed us to work on several international multicenter clinical trials initiated by multinational pharmaceutical companies. Our unique digital patient recruitment capabilities have helped us build up an influential position in the industry.

Looking ahead, we will continue to uphold our commitment to offering multi-level protection, establishing ourselves as a role model for Chinese insurtech and healthcare platforms, and generating increasing value for our users, shareholders, and society.”

Financial Results for the Third Quarter of 2022

Operating revenue, net

Net operating revenue for the third quarter of 2022 decreased by 0.9% year over year to RMB772.2 million (US$108.6million) from RMB779.3 million for the same period of 2021, which remained relatively flat.

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB693.5 million (US$97.5 million) in the third quarter of 2022, representing a decrease of 8.6% year over year from RMB758.6 million for the third quarter of 2021, which was mainly due to the decrease in insurance brokerage income.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign. Considering the specific situation of each case, we may selectively subsidize the service fee for certain extremely needy patients. For the third quarter of 2022, we generated RMB59.0 million in service fees, compared to nil in the same period of 2021.

Operating costs and expenses

Operating costs and expenses decreased by 50.5% year over year to RMB639.6 million (US$89.9 million) for the third quarter of 2022, due to the effective cost control measures taken since the third quarter of 2021. On a quarter-over-quarter basis, operating costs and expenses increased by 17.3%.

•

Operating costs increased by 15.2% year over year to RMB341.3 million (US$48.0 million) for the third quarter of 2022, compared with RMB296.3 million for the third quarter of 2021, which was primarily driven by (i) a RMB22.8 million increase in professional and outsourced customer service fees, (ii) an increase of RMB63.7 million mainly due to recording the crowdfunding consultants team costs as operating costs rather than as sales and marketing expense, as we started to generate crowdfunding service fees since April, 2022, and (iii) a RMB19.5 million increase in the cost of one-year health insurance coverage related to the termination of mutual aid plan based on the final settlement information, partially offset by (iv) a RMB85.0 million decrease in personnel cost for our consultants and insurance agents team. On a quarter-over-quarter basis, operating costs increased by 39.5% in the third quarter of 2022, primarily due to the fact that professional and outsourced customer service fees increased by RMB64.1 million, as compared to the second quarter of 2022.

•

Sales and marketing expenses decreased materially by 82.4% year over year to RMB137.9 million (US$19.4 million) for the third quarter of 2022, compared with RMB781.7 million for the same quarter of 2021. The decrease was primarily due to (i) a RMB500.6 million decrease in marketing expenses to third-party traffic channels and (ii) a RMB124.2 million decrease in outsourced sales and marketing service fees to third parties. On a quarter-over-quarter basis, sales and marketing expenses remained stable compared with RMB144.4 million for the second quarter of 2022.

•

General and administrative expenses decreased by 26.4% year over year to RMB82.0 million (US$11.5 million) for the third quarter of 2022, compared with RMB111.4 million for the same quarter of 2021. The year-over-year variance was due to the combined impact of (i) a decrease of RMB8.7 million in share-based compensation expenses, (ii) a RMB9.9 million decrease in personnel cost, and (iii) a decrease of RMB5.4 million in rental expenses. On a quarter-over-quarter basis, general and administrative expenses remained stable compared with RMB86.1 million for the second quarter of 2022.

•

Research and development expenses decreased by 23.8% year over year to RMB78.4 million (US$11.0 million) for the third quarter of 2022, compared with RMB102.9 million for the same period of 2021. The decrease was primarily due to RMB19.5 million decreases in research and development personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses increased by 11.3% from RMB70.4 million, which was mainly due to RMB7.7 million increases in research and development personnel costs and share-based compensation expenses.

Operating profit for the third quarter of 2022 was RMB132.6 million (US$18.6 million), compared with an operating loss of RMB513.0 million for the third quarter of 2021 and a profit of RMB155.9 million for the second quarter of 2022.

Interest income for the third quarter of 2022 was RMB24.3 million (US$3.4 million), compared with RMB11.9 million for the same period of 2021. The increase was primarily due to the increase in our bank balance and short-term investments as a result of the positive operating cash flow generated from the business.

Income tax benefit for the third quarter of 2022 was RMB9.1 million (US$1.3million), compared with an income tax benefit of RMB8.2 million for the same period of 2021.

Net profit attributable to Waterdrop for the third quarter of 2022 was RMB169.6 million (US$23.8million), compared with a net loss of RMB477.0 million for the same period of 2021, and a net profit of RMB206.9 million for the second quarter of 2022.

Adjusted net profit attributable to Waterdrop for the third quarter of 2022 was RMB215.7 million (US$30.3 million), compared with an adjusted net loss of RMB453.6 million for the same period of 2021, and an adjusted net profit of RMB232.5 million for the second quarter of 2022.

Cash and cash equivalents and short-term investments

As of September 30, 2022, the Company had combined cash and cash equivalents and short-term investments of RMB3,588.6 million (US$504.5 million), as compared with RMB2,787.1 million as of December 31, 2021.

Share Repurchase Plan

Pursuant to the share repurchase program launched in September 2021 and amended in September 2022, as of the end of the third quarter of 2022, we cumulatively repurchased approximately 5.8 million ADSs from the open market with cash for a total consideration of approximately US$8.5 million.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as adjusted net operating revenue and adjusted net profit/loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net profit/loss represents net profit/loss excluding share-based compensation expense, the impact of terminating the mutual aid plan and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net profit/loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on December 6, 2022 at 7:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Elite Entry Number:	5857670

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

A telephone replay will be accessible two hours after the conclusion of the conference call through December 13, 2022 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Access Code:	4470089

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	817,719	598,353	84,115
Restricted cash	667,664	464,646	65,319
Short-term investments	1,969,362	2,990,238	420,361
Accounts receivable, net	643,843	762,402	107,177
Current contract assets	563,611	389,314	54,729
Amount due from related parties	1,049	477	67
Prepaid expense and other assets	369,794	338,962	47,650

Total current assets	5,033,042	5,544,392	779,418

Non-current assets
Non-current contract assets	29,889	93,728	13,176
Property, equipment and software, net	44,762	35,302	4,963
Intangible assets, net	56,753	56,649	7,964
Long-term investments	11,812	12,034	1,692
Right of use assets, net	59,081	24,944	3,507
Deferred tax assets	11,840	—	—
Goodwill	3,420	3,420	481

Total non-current assets	217,557	226,077	31,783

Total assets	5,250,599	5,770,469	811,201

Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties	20,449	11,886	1,671
Insurance premium payables	685,028	468,504	65,861
Deferred revenue	803	—	—
Accrued expenses and other current liabilities	498,752	579,313	81,439
Current lease liabilities	44,113	15,815	2,223

Total current liabilities	1,249,145	1,075,518	151,194

Non-current liabilities
Non-current lease liabilities	14,477	6,203	872
Deferred tax liabilities	13,551	20,501	2,882

Total non-current liabilities	28,028	26,704	3,754

Total liabilities	1,277,173	1,102,222	154,948

Shareholders’ equity
Class A ordinary shares	107	107	15
Class B ordinary shares	27	27	4
Treasury stock	—	(2)	—
Additional paid-in capital	7,329,420	7,368,355	1,035,827
Accumulated other comprehensive (loss)/income	(21,492)	152,881	21,492
Accumulated deficit	(3,334,636)	(2,853,121)	(401,085)

Total shareholders’ equity	3,973,426	4,668,247	656,253

Total liabilities and shareholders’ equity	5,250,599	5,770,469	811,201

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2021	June 30, 2022	September 30, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	779,305	701,418	772,192	108,553	2,602,026	2,122,298	298,348

Operating costs and expenses(i)
Operating costs	(296,317)	(244,616)	(341,293)	(47,978)	(857,342)	(740,789)	(104,138)
Sales and marketing expenses	(781,671)	(144,423)	(137,919)	(19,388)	(2,863,759)	(486,685)	(68,417)
General and administrative expenses	(111,419)	(86,054)	(82,039)	(11,533)	(381,807)	(270,088)	(37,968)
Research and development expenses	(102,889)	(70,402)	(78,378)	(11,018)	(288,023)	(219,605)	(30,872)

Total operating costs and expenses	(1,292,296)	(545,495)	(639,629)	(89,917)	(4,390,931)	(1,717,167)	(241,395)

Operating (loss)/profit	(512,991)	155,923	132,563	18,636	(1,788,905)	405,131	56,953

Other income
Interest income	11,928	15,213	24,331	3,420	36,470	54,036	7,596
Foreign currency exchange gain/(loss)	12,708	163	(1,012)	(142)	14,965	(196)	(28)
Others, net	3,133	15,888	4,598	646	8,566	44,975	6,323

(Loss)/profit before income tax	(485,222)	187,187	160,480	22,560	(1,728,904)	503,946	70,844

Income tax benefit/(expense)	8,247	19,756	9,134	1,284	226,021	(22,431)	(3,153)

Net (loss)/profit attributable to Waterdrop Inc.	(476,975)	206,943	169,614	23,844	(1,502,883)	481,515	67,691

Preferred shares redemption value accretion	—	—	—	—	(152,287)	—	—
Net (loss)/profit attributable to ordinary shareholders	(476,975)	206,943	169,614	23,844	(1,655,170)	481,515	67,691

Net (loss)/profit	(476,975)	206,943	169,614	23,844	(1,502,883)	481,515	67,691
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of tax	(14,140)	83,901	93,742	13,178	(26,175)	169,860	23,879
Unrealized (loss)/gains on available for sale investments, net of tax	(181)	3,100	341	48	38	4,513	634

Comprehensive (loss)/income	(491,296)	293,944	263,697	37,070	(1,529,020)	655,888	92,204

Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic	3,940,716,014	3,926,602,657	3,916,993,146	3,916,993,146	2,672,182,796	3,927,371,780	3,927,371,780
Diluted	3,940,716,014	4,006,060,346	3,999,147,416	3,999,147,416	2,672,182,796	4,007,639,428	4,007,639,428
Net (loss)/profit per share attributable to ordinary shareholders
Basic	(0.12)	0.05	0.04	0.01	(0.62)	0.12	0.02
Diluted	(0.12)	0.05	0.04	0.01	(0.62)	0.12	0.02

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2021	June 30, 2022	September 30, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(2,363)	(1,771)	(1,912)	(269)	(8,977)	(6,485)	(912)
General and administrative expenses	(28,412)	(19,976)	(19,665)	(2,764)	(164,372)	(56,562)	(7,951)
Research and development expenses	(5,265)	(3,998)	(3,975)	(559)	(21,038)	(11,257)	(1,582)

Total	(36,040)	(25,745)	(25,552)	(3,592)	(194,387)	(74,304)	(10,445)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2021	June 30, 2022	September 30, 2022		2021		2022
	RMB	RMB	RMB	USD	RMB		RMB	USD
Net operating revenue	779,305	701,418	772,192	108,553	2,602,026		2,122,298	298,348

Less:
Management fee income	—	—	—	—	2,745	(ii)	—	—

Adjusted net operating revenue	779,305	701,418	772,192	108,553	2,599,281		2,122,298	298,348

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2021	June 30, 2022	September 30, 2022		2021	2022
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/profit	(476,975)	206,943	169,614	23,844	(1,502,883)	481,515	67,691

Add:
Share-based compensation expense	36,040	25,745	25,552	3,592	194,387	74,304	10,445
Foreign currency exchange (gain)/loss	(12,708)	(163)	1,012	142	(14,965)	196	28
Impact of terminating the mutual aid plan (iii)	—	—	19,549	2,748	96,697	19,549	2,748

Adjusted net (loss)/profit	(453,643)	232,525	215,727	30,326	(1,226,764)	575,564	80,912

(ii)

This represents the net management fee revenue related to the mutual aid business for the three months ended March 31, 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.0 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB96.4 million (US$13.6 million) was recorded as operating costs.